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As filed with the Securities and Exchange Commission on April 22, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LANDEC CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

California	94-3025618
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

3603 Haven Avenue
Menlo Park, California 94025-1010
(650) 306-1630
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Gary T. Steele
President and Chief Executive Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025-1010
(650) 306-1650
(Name, Address Including Zip Code, and
Telephone Number Including Area Code, of Agent for Service)

COPIES TO:

Geoffrey P. Leonard
Orrick, Herrington & Sutcliffe LLP
1020 Marsh Road
Menlo Park, California 94025
(650) 614-7400

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.001	2,580,663	$3.665	$9,458,129.90	$870.15

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. Based on the average of the high and low prices per share of Common Stock of the registrant as reported on the Nasdaq National Market on April 16, 2002.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated April 22, 2002

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

2,580,663 Shares

LANDEC CORPORATION

Common Stock

        This prospectus is part of a registration statement that covers 2,580,663 shares of our common stock. These shares of common stock may be offered and sold from time to time by the selling shareholders listed under the section entitled "Selling Shareholders" and their transferees. The selling shareholders may sell the common stock from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The selling shareholders and any underwriters, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" under the Securities Act of 1933. See "Plan of Distribution."

        We will not receive any proceeds from the sale of the common stock by the selling shareholders. We will bear the costs and expenses of registering the common stock offered by the selling shareholders. Selling commissions, brokerage fees and any applicable stock transfer taxes are payable by the selling shareholders.

        Our common stock is traded on the Nasdaq National Market under the symbol "LNDC." On April 19, 2002, the last sale price of Landec's common stock on the Nasdaq National Market was $3.70 per share.

Investing In Our Common Stock Involves A High Degree Of Risk.
See "Risk Factors" Beginning On Page 3.

These Securities Have Not Been Approved Or Disapproved By The Securities
And Exchange Commission Or Any State Securities Commission Nor
Has The Securities And Exchange Commission Or Any State Securities
Commission Passed Upon The Accuracy Or Adequacy Of This Prospectus.
Any Representation To The Contrary Is A Criminal Offense.

        You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

The date of this Prospectus is                        , 2002

THE COMPANY

        Landec and its subsidiaries design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which we have built our business.

        We have two core businesses—Food Products Technology and Agricultural Seed Technology, in addition to our Technology Licensing/Research and Development business.

        Our Food Products Technology business is operated through a subsidiary, Apio, Inc., and combines our proprietary Intellipac™ food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when the Company acquired Apio, Inc. and certain related entities (collectively, "Apio").

        Our Agricultural Seed Technology business is operated through a subsidiary, Landec Ag, Inc., and combines our proprietary Intellicoat® seed coating technology with our unique eDC™—e-commerce, direct marketing and consultative selling—capabilities which we obtained when we acquired Fielder's Choice Direct ("Fielder's Choice"), a direct marketer of hybrid seed corn, in September 1997.

        In addition to our two core businesses, we also operate a Technology Licensing/Research and Development business that licenses products outside of our core businesses to industry leaders such as Alcon Laboratories, Inc. and UCB Chemicals, a subsidiary of UCB S.A. of Belgium. We also engage in research and development activities with companies such as ConvaTec, a division of Bristol-Myers Squibb.

        To remain focused on our core businesses, in October 2001 our Board of Directors approved the sale of Dock Resins Corporation ("Dock Resins"), our specialty chemical subsidiary. We made the decision to sell Dock Resins in order to strengthen our balance sheet by reducing debt and other liabilities. We expect a sale of Dock Resins to close in fiscal year 2002.

        Landec was incorporated in California on October 31, 1986. We completed our initial public offering in 1996 and our common stock is listed on the Nasdaq National Market under the symbol "LNDC." Our principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025 and our telephone number is (650) 306-1650.

        In this prospectus, the terms "Landec," "we," "us" and "our" includes Landec Corporation and its subsidiaries.

FORWARD LOOKING STATEMENTS

        This prospectus contains so-called forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and these forward-looking statements are made subject to the safe harbor provisions of Section 27A of the Securities Act of 1933. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "management believes" and similar language. All forward-looking statements are based on our current expectations and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors." Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update them.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Our business and financial condition have been, and in the future may be, affected by the factors we describe below or those incorporated by reference in this prospectus.

We Have a History of Losses Which May Continue

        We have incurred net losses in each fiscal year since our inception. Our accumulated deficit as of January 27, 2002 totaled $61.0 million. We may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that we will be able to reach or sustain profitability for an entire fiscal year.

Our Substantial Indebtedness Could Limit Our Financial and Operating Flexibility

        At January 27, 2002, our total debt, including current maturities and capital lease obligations, was approximately $24.2 million and the total debt to equity ratio was approximately 52%. This level of indebtedness limits our financial and operating flexibility in the following ways:

  •
  a substantial portion of our net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

  •
  our ability to obtain additional debt financing in the future for working capital is reduced;

  •
  our ability to fund capital expenditures or acquisitions may be limited;

  •
  our ability to react to changes in the industry and economic conditions generally may be limited.

        In connection with the Apio acquisition, we may be obligated to make future payments to the former shareholders of Apio of up to $8.4 million, plus an additional $273,000 of accrued interest, for a performance based earn out and future supply of produce. Of this amount, $4.7 million relates to the earn out from fiscal years 2001 and 2000 that is due to be paid in fiscal year 2002 for which no interest will accrue during fiscal year 2002 based on a signed agreement between us and the payee.

        Our ability to service this indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. If we are unable to service this debt, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

        Apio is subject to various financial and operating covenants under its term debt and line of credit facilities (the "Loan Agreement"), including minimum fixed charge coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios. These requirements and ratios generally become more restrictive over time. The Loan Agreement limits the ability of Apio to make cash payments to us until the outstanding balance is reduced to an amount specified in the Loan Agreement. Landec Ag is subject to certain restrictive covenants in its loan agreements which limit the ability of Landec Ag to make payments on debt owed to us. We have pledged substantially all of Apio's and Landec Ag's assets to secure their bank debt. Our failure to comply with the obligations under the loan agreements, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the loan agreements.

Our Future Operating Results Are Likely to Fluctuate Which May Cause Our Stock Price to Decline

        In the past, our results of operations have fluctuated significantly from quarter to quarter and are expected to continue in the future. Historically, our direct marketer of hybrid corn seed, Landec Ag, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during our second quarter). In addition, Apio can be heavily affected by seasonal and weather factors which have impacted quarterly results, such as the high cost of sourcing product during the first quarter of fiscal year 2002 due to a shortage of essential value-added produce items which had to be purchased at inflated prices on the open market in December 2001 and January 2002. Our earnings from our Food Products Technology business are sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors that affect our food and/or agricultural operations include:

  •
  the seasonality of our supplies;

  •
  our ability to process produce during critical harvest periods;

  •
  the timing and effects of ripening;

  •
  the degree of perishability;

  •
  the effectiveness of worldwide distribution systems;

  •
  total worldwide industry volumes;

  •
  the seasonality of consumer demand;

  •
  foreign currency fluctuations; and

  •
  foreign importation restrictions and foreign political risks.

        As a result of these and other factors, we expect to continue to experience fluctuations in quarterly operating results, and there can be no assurance that we will be able to reach or sustain profitability for an entire fiscal year.

We May Not be Able to Achieve Acceptance of Our New Products in the Marketplace

        Our success in generating significant sales of our products will depend in part on the ability of us and our partners and licensees to achieve market acceptance of our new products and technology. The extent to which, and rate at which, we achieve market acceptance and penetration of our current and future products is a function of many variables including, but not limited to:

  •
  price;

  •
  safety;

  •
  efficacy;

  •
  reliability;

  •
  conversion costs;

  •
  marketing and sales efforts; and

  •
  general economic conditions affecting purchasing patterns.

        There can be no assurance that markets for our new products will develop or that our new products and technology will be accepted and adopted. The failure of our new products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

        There can be no assurance that we will be able to develop and introduce new products and technologies in a timely manner or that new products and technologies will gain market acceptance. We are in the early stage of product commercialization of certain Intellipac breathable membrane, Intellicoat seed coating and other Intelimer polymer products and many of its potential products are in development. We believe that our future growth will depend in large part on our ability to develop and market new products in our target markets and in new markets. In particular, we expect that our ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing our products. In addition, commercial applications of our temperature switch polymer technology are relatively new and evolving.

We Face Strong Competition in the Marketplace

        Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of our collaborative arrangements may result in our corporate partners and licensees becoming our competitors. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than we do, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

We Have Limited Manufacturing Experience and May Have to Depend on Third Parties to Manufacture Our Products

        We may need to consider seeking collaborative arrangements with other companies to manufacture some of our products. If we become dependent upon third parties for the manufacture of our products, our profit margins and our ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair our ability to deliver products on a timely basis, impair our competitive position, or may delay the submission of products for regulatory approval. In late fiscal 1999, in an effort to reduce reliance on third party manufacturers, we set up a manufacturing operation at our facility in Menlo Park, California, for the production of Intellipac breathable membrane packaging products. There can be no assurance that we can continue to successfully operate a manufacturing operation at acceptable costs, with acceptable yields, and retain adequately trained personnel.

Our Dependence on Single-Source Suppliers May Cause Disruption in Our Operations Should Any Supplier Fail to Deliver Materials

        No assurance can be given that we will not experience difficulty is acquiring materials for the manufacture of our products or that we will be able to obtain substitute vendors, or that we will be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Several of the raw materials we use to manufacture our products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for our breathable membrane products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are purchased from a single source. Any interruption of supply could delay product shipments and materially harm our business.

We May be Unable to Adequately Protect Our Intellectual Property Rights

        We have received, and may in the future receive, from third parties, including some of our competitors, notices claiming that we are infringing their patents or other proprietary rights. If we were determined to be infringing any third-party patent, we could be required to pay damages, alter our products or processes, obtain licenses or cease the infringing activities. If we are required to obtain any licenses, there can be no assurance that we will be able to do so on commercially favorable terms, if at all. Litigation, which could result in substantial costs to and diversion of our efforts, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using that technology. Our success depends in large part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. There can be no assurance that any pending patent applications will be approved, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating our technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products or design around our patents.

Our Operations Are Subject to Regulations that Directly Impact Our Business

        Our food packaging products are subject to regulation under the FDC Act. Under the FDC Act, any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. We believe our Intellipac breathable membrane products are not subject to regulation as food additives because these products are not expected to become a component of food under their expected conditions of use. If the FDA were to determine that our Intellipac breathable membrane products are food additives, we may be required to submit a food additive petition. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on our business, operating results and financial condition.

        Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes. In most cases, we believe our liability will be limited to sharing clean-up or other remedial costs with other potentially responsible parties. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

        Our agricultural operations are subject to a variety of environmental laws including, the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those we conduct, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies could result in increased compliance costs.

Adverse Weather Conditions May Cause Substantial Decreases in Our Sales and/or Increases in Our Costs

        Our Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms and hurricanes, may adversely affect the supply of vegetables and fruits used in our business, which could reduce the sales volumes and/or increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition.

We Depend on Strategic Partners and Licenses for Future Development

        Our strategy for development, clinical and field testing, manufacture, commercialization and marketing for some of our current and future products includes entering into various collaborations with corporate partners, licensees and others. We are dependent on our corporate partners to develop, test, manufacture and/or market some of our products. Although we believe that our partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within our control. There can be no assurance that those partners will perform their obligations as expected or that we will derive any additional revenue from the arrangements. There can be no assurance that our partners will pay any additional option or license fees to us or that they will develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, there can be no assurance as to the amount of royalties, if any, on future sales of QuickCast™ and PORT™ products as we no longer have control over the sales of those products since the sale of QuickCast and the license of the PORT product lines. There can be no assurance that our partners will not pursue existing or alternative technologies in preference to our technology. Furthermore, there can be no assurance that we will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that the collaborative arrangements will be successful.

Both Domestic and Foreign Government Regulations Can Have an Adverse Effect on Our Business Operations

        Our products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of our products is subject to periodic inspection by regulatory authorities. There can be no assurance that we will be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on our business, financial condition and results of operations. Although we have no reason to believe that we will not be able to comply with all applicable regulations regarding the manufacture and sale of our products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances will not adversely affect our business.

        We are subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in:

  •
  fines, injunctions, civil penalties, and suspensions,

  •
  withdrawal of regulatory approvals,

  •
  product recalls and product seizures, including cessation of manufacturing and sales,

  •
  operating restrictions, and

  •
  criminal prosecution.

        There can be no assurance that we will not be required to incur significant costs to comply with the laws and regulations in the future, or that the laws or regulations will not have a material adverse effect on our business, operating results and financial condition.

Our International Operations and Sales May Expose Our Business to Additional Risks

        For the first quarter of fiscal year 2002, approximately 23% of our total revenues were derived from product sales to international customers. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by any of the following:

  •
  regulatory approval process,

  •
  government controls,

  •
  export license requirements,

  •
  political instability,

  •
  price controls,

  •
  trade restrictions,

  •
  changes in tariffs, or

  •
  difficulties in staffing and managing international operations.

        Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business, and our financial condition and results of operations. While our foreign sales are currently priced in dollars, fluctuations in currency exchange rates, may reduce the demand for our products by increasing the price of our products in the currency of the countries to which the products are sold. There can be no assurance that regulatory, geopolitical and other factors will not adversely impact our operations in the future or require us to modify our current business practices.

Cancellations or Delays of Orders by Our Customers May Adversely Affect Our Business

        During the first quarter of fiscal year 2002, sales to our top five customers accounted for approximately 36% of our revenues, with the top customer accounting for 17% of our revenues. We expect that, for the foreseeable future, a limited number of customers may continue to account for a substantial portion of our net revenues. We may experience changes in the composition of our customer base, as Apio and Landec Ag have experienced in the past. We do not have long-term purchase agreements with any of our customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of our major customers could materially and adversely affect our business, operating results and financial condition. In addition, since some of the products processed by Apio at its Guadalupe, California facility are often sole sourced to its customers, our operating results could be adversely affected if one or more of our major customers were to develop other sources of supply. There can be no assurance that our current customers will continue to place orders, that orders by existing customers will not be canceled or will continue at the levels of previous periods or that we will be able to obtain orders from new customers.

Our Sale of Some Products May Increase Our Exposure to Product Liability Claims

        The testing, manufacturing, marketing, and sale of the products we develop involves an inherent risk of allegations of product liability. While no product liability claims have been made against us to date, if any product liability claims were made and adverse judgments obtained, they could have a material adverse effect on our business, operating results and financial condition. Although we have taken and intend to continue to take what we believe are appropriate precautions to minimize exposure to product liability claims, there can be no assurance that we will avoid significant liability. We currently maintain product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. There can be no assurance that the coverage is adequate or will continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, operating results and financial condition.

Our Stock Price May Fluctuate in Accordance with Market Conditions

        The stock market in general has recently experienced extreme price and volume fluctuations, which have particularly affected the market prices of technology companies and which have been unrelated to the operating performance of technology companies. The following events may cause the market price of our common stock to fluctuate significantly:

  •
  technological innovations applicable to our products,

  •
  our attainment of (or failure to attain) milestones in the commercialization of our technology,

  •
  our development of new products or the development of new products by our competitors,

  •
  new patents or changes in existing patents applicable to our products,

  •
  our acquisition of new businesses or the sale or disposal of a part of our businesses,

  •
  development of new collaborative arrangements by us, our competitors or other parties,

  •
  changes in government regulations applicable to our business,

  •
  changes in investor perception of our business,

  •
  fluctuations in our operating results and

  •
  changes in the general market conditions in our industry.

        These broad fluctuations may adversely affect the market price of our common stock.

The Implementation of Financial and Accounting Changes May Cause an Increase in Costs and Delays

        In order to address deficiencies in Apio's management information systems and accounting systems, Apio has recently implemented a new ERP business system designed to improve the delivery of both operational and financial information. Apio management believes that this new system will improve its managing of operations, including delivering complete and accurate financial statements to our corporate offices in a more timely manner. However, we can give no assurances that we will be able to effect those changes in the management information systems and accounting systems in a timely manner or sustain the process improvements over time.

We are Controlled by Certain Shareholders

        Our executive officers and directors and their affiliates own or control approximately 31% of our common stock (assuming conversion of outstanding preferred stock and including options exercisable within 60 days of April 12, 2002). Accordingly, these officers, directors and shareholders may have the ability to exert significant influence over the election of our Board of Directors and to determine corporate actions requiring shareholder approval.

We May Issue Preferred Stock with Preferential Rights That Could Affect Your Rights

        Our Board of Directors has the authority, without further approval of our shareholders, to fix the rights and preferences, and to issue shares, of preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.

We Have Never Paid any Dividends on our Common Stock

        We have not paid any cash dividends on our common stock since inception and do not expect to do so in the foreseeable future. Any dividends will be subject to the preferential dividends payable on our outstanding Series A Preferred Stock and Series B Preferred Stock and dividends payable on any other preferred stock we may issue.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling shareholders in the offering; all net proceeds will go to the selling shareholders.

SELLING SHAREHOLDERS

        We are registering the shares covered by this prospectus on behalf of the selling shareholders named in the table below. We issued all of the shares covered by this prospectus to the selling shareholders in a private placement transaction. We are registering the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling shareholder as a gift, partnership distribution or other transfer after the date of this prospectus to resell the shares.

        The following table contains information as of April 12, 2002 with respect to the selling shareholders. The following table assumes that the selling shareholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

        The number and percentage of shares of common stock beneficially owned is based on 19,226,435 shares of common stock issued and outstanding at April 12, 2002 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares of common stock as to which an individual has sole or shared voting power or investment power, and also includes shares of common stock which an individual has the right to acquire within 60 days of April 12, 2002 through the exercise of any stock option, convertible security or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares the voting and investment powers with his or her spouse) with respect to the shares shown as beneficially owned.

	Common Shares Beneficially Owned Prior to Offering			Common Shares Beneficially Owned After Offering
Beneficial Owners			Number of Common Shares Being Offered
	Number	Percentage		Number	Percentage
The Robert Wood Johnson Foundation	225,000	1.17%	225,000	0	*
Ohio Carpenters' Pension Plan	115,000	*	115,000	0	*
New York State Nurses Association Pension Plan	175,000	*	175,000	0	*
Laborers' District Council and Contractors' of Ohio Pension Plan	75,000	*	75,000	0	*
The Dow Chemical Employees' Retirement Plan	300,000	1.56%	300,000	0	*
Her Majesty the Queen in Right of the Province of British Columbia	110,000	*	110,000	0	*
Special Situations Private Equity Fund, L.P.(1)	645,161	3.36%	645,161	0	*
GRT Topaz Partners, L.P.	8,300	*	8,300	0	*
GRT Topaz Partners (QP), L.P.	17,950	*	17,950	0	*
GRT Topaz Offshore Partners, Ltd.	22,137	*	22,137	0	*
East Hudson Inc. (BVI)	140,400	*	56,500	83,900	*
The Conus Fund Offshore Limited	95,500	*	38,600	56,900	*
The Conus Fund L.P.	564,200	2.93%	227,500	336,700	1.75%
Presidio Partners L.P.	137,661	*	137,661	0	*
Geary Partners L.P.	87,097	*	87,097	0	*
Brady Retirement Fund L.P.	17,177	*	17,177	0	*
Massachusetts Mutual Life Insurance Company	161,290	*	161,290	0	*
Trellus Offshore Fund Limited	142,522	*	90,322	52,200	*
Trellus Partners, L.P.	147,268	*	70,968	76,300	*

*
Less than one percent

(1)
MG Advisers. L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. (the "Private Equity Fund"). Austin W. Marxe and David M. Greenhouse are the principal owners of MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by MG on behalf of the Private Equity Fund.

PLAN OF DISTRIBUTION

        The selling shareholders may sell the shares from time to time. As used herein "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, one or more exchanges, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling shareholders may effect these transactions by selling the shares to or through broker-dealers. The selling shareholders may sell their shares in one or more of, or a combination of:

  •
  a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  •
  purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

  •
  an exchange distribution in accordance with the rules of an exchange,

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers,

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

  •
  through short sales of shares,

  •
  privately negotiated transactions, and

  •
  any other lawful method.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

  •
  the name of each selling shareholder and of the participating broker-dealer(s),

  •
  the number of shares involved,

  •
  the price at which the shares were sold,

  •
  the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

  •
  that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  other facts material to the transaction.

        The number of shares of common stock beneficially owned by the selling shareholder will decrease as and when it takes such actions. The plan of distribution for the selling shareholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling shareholders hereunder.

        The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

        In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including specified liabilities under the Securities Act. We have agreed to indemnify the selling shareholders against specified liabilities, including specified liabilities under the Securities Act

        We have agreed to maintain the effectiveness of this registration statement until such time as the selling shareholders are able to sell all of the common stock held by them pursuant to Rule 144 (k) of the Securities Act. No sales may be made based on this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling shareholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by this prospectus will be passed upon by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, the independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended October 28, 2001, in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may read and copy any document that we have filed at the

SEC's public reference rooms located at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-732-0330 for more information about the Public Reference Room facilities. Our SEC filings are also available to you free of charge at the SEC's website at www.sec.gov.

        Our common stock is quoted on the Nasdaq National Market under the symbol "LNDC." Copies of publicly available documents that have been filed with the SEC can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        We have filed a registration statement on Form S-3 with the SEC that covers the securities offered by this prospectus. This prospectus is part of the registration statement, however, the prospectus does not include all of the information included in the registration statement and its exhibits. As a result, you should refer to the registration statement for additional information about us and the common stock offered under this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement are not necessarily complete and you should review the referenced document itself for a complete understanding of its terms.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

  (a)
  Our Annual Report on Form 10-K, for the year ended October 28, 2001;

  (b)
  Our Quarterly Report on Form 10-Q filed with the SEC on March 13, 2002;

  (c)
  Our Current Report on Form 8-K filed with the SEC on April 4, 2002; and

  (d)
  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 21, 1995.

        All documents subsequently filed by Landec under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this Registration Statement from the date of filing the documents.

        You may request free copies of these filings by writing or telephoning us at the following address: Gregory Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, California 94025-1010 (650) 306-1650.

        No person has been authorized to give any information or to make any representations other than those contained in the Prospectus in connection with the offer made by this Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Landec or by any selling shareholder. Neither the delivery of this Prospectus nor any sale made based on this Prospectus shall under any circumstances create an implication that there has been no change in the affairs of Landec as of this date. This Prospectus does not constitute an offer or solicitation by anyone in any state in which an offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make an offer or solicitation.

2,580,663 Shares

Landec Corporation

Common Stock

PROSPECTUS

April            , 2002

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

        The following table contains the costs and expenses payable by the Registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$870
Accounting fees and expenses	$10,000
Legal fees and expenses	$40,000
Miscellaneous	$4,130

Total	$55,000

Item 15. Indemnification Of Directors And Officers

        The Registrant's Articles of Incorporation reduce the liability of a director to the corporation or its shareholders for monetary damages for breaches of his or her fiduciary duty of care to the fullest extent permissible under California law. The Bylaws of the Registrant further provide for indemnification of corporate agents to the maximum extent permitted by the California Corporations Code. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors.

Item 16. Exhibits And Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Exhibit
4.1
Registration Rights Agreement between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 4.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the shares of Common Stock.
10.1
Subscription Agreements between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 10.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1).
24.1	Powers of Attorney included on signature pages of this registration statement

Item 17. Undertakings

        The undersigned Registrant undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment to those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial BONA FIDE offering at that time.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offering in the Registration Statement, and the offering of securities at that time shall be deemed to be the initial BONA FIDE offering at that time.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on this 19th day of April, 2002.

LANDEC CORPORATION
By:	/s/ GARY T. STEELE Gary T. Steele Chief Executive Officer And President

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary T. Steele and Gregory S. Skinner, and each of them, his attorney-in-fact, with the power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments), and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ GARY T. STEELE Gary T. Steele	Chief Executive Officer, President and Director (Principal Executive Officer)	April 19, 2002
/s/ GREGORY S. SKINNER Gregory S. Skinner	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 19, 2002
/s/ STEPHEN E. HALPRIN Stephen E. Halprin	Director	April 19, 2002
/s/ KIRBY L. CRAMER Kirby L. Cramer	Director	April 19, 2002
/s/ RICHARD S. SCHNEIDER Richard S. Schneider, Ph.D.	Director	April 19, 2002
/s/ RICHARD DULUDE Richard Dulude	Director	April 19, 2002
/s/ KENNETH E. JONES Kenneth E. Jones	Director	April 19, 2002
/s/ FREDERICK FRANK Frederick Frank	Director	April 19, 2002

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1
Registration Rights Agreement between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 4.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP as to legality of the shares of Common Stock.
10.1
Subscription Agreements between the Registrant and certain institutional investors, dated as of March 26, 2002 (incorporated by reference to exhibit 10.1 to the Registrant's current report on Form 8-K filed on April 4, 2002, Commission File No. 0-27446).
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Orrick, Herrington & Sutcliffe LLP (See Exhibit 5.1).
24.1	Powers of Attorney included on signature pages of this registration statement

QuickLinks

THE COMPANY
FORWARD LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX